

07006021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66662

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
MAR 2007
WASH SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BOC International (USA) Inc.
(A Development Stage Company)

OFFICIAL USE ONLY
FIRM ID. NO.

1270 Avenue of the Americas
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Name Carmen H.S. Zhou No. 212-259-0888
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
APR 04 2007 E
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***



OATH OR AFFIRMATION

I, Alasdair Clynes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BOC International (USA) Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHALINIE RAGNAUTH
Notary Public - State of New York
NO. 01RA6157170
Qualified in Queens County
My Commission Expires 12/04/10

Notary Public

Signature

President / Executive Director

Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOC INTERNATIONAL (USA) INC.
(A Development Stage Company)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2006



SEC MAIL PROCESSING
RECEIVED
MAR 01 2007
WASH, D.C.
210
SECTION

BOC INTERNATIONAL (USA) INC.
(A Development Stage Company)

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
BOC International (USA) Inc.
(A Development Stage Company).

We have audited the accompanying statement of financial condition of BOC International (USA) Inc. (A Development Stage Company) (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BOC International (USA) Inc. (A Development Stage Company) as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 27, 2007

BOC INTERNATIONAL (USA) INC.

(A Development Stage Company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2006		
ASSETS		
Cash and cash equivalents	$	944,790
Receivables from clearing broker, including clearing deposit of $109,305		110,835
Property and equipment, net		134,701
Security deposit		117,159
Intangible asset, net		73,125
Prepaid expenses and other assets		44,197
	$	1,424,807
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities, accounts payable and accrued expenses	$	371,492
Stockholder's equity		
Common stock, $1 par value, 100 shares authorized, issued and outstanding		100
Additional paid-in capital		2,999,900
Deficit accumulated in the development stage		(1,946,685)
Total stockholder's equity		1,053,315
	$	1,424,807

See accompanying notes to financial statements.

1. Nature of operations

BOC International (USA) Inc. (A Development Stage Company) ("the Company"), was incorporated in Delaware on April 13, 2004. The Company is a wholly-owned subsidiary of Bank of China International Holdings Limited (the "Parent"), a U.K. based company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and received approval of its membership from the National Association of Securities Dealers, Inc. ("NASD") on January 13, 2005. The Company, which began operations on September 15, 2006, acts as a broker specializing in the Hong Kong and China securities markets, for institutional clients. The Company has been in the development stage since its inception.

2. Summary of significant accounting policies

Basis of Presentation

The Company is in the development stage as defined in Statement of Financial Accounting Standard ("SFAS") No. 7 "Accounting and Reporting for Development Stage Enterprises". To date, the Company has not generated significant revenues related to its anticipated business operations.

Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Principal Method
Electronic equipment	3 years	Straight-line
Computer software	3 years	Straight-line
Furniture and fixtures	5 years	Straight-line
Leasehold improvements	Lease term	Straight-line

Income Taxes

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

Intangible Assets

Pursuant to Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," effective December 31, 2001, intangible assets with indefinite lives are no longer amortized, but instead tested for impairment. Intangible assets are reviewed for impairment annually or whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. Impairment losses are recognized if future cash flows of the related assets are less than their carrying values.

3. Property and equipment

At December 31, 2006, property and equipment consisted of the following:

Electronic equipment	$	28,521
Computer software		7,265
Furniture and fixtures		34,460
Leasehold improvements		65,970
		136,216
Less accumulated depreciation		1,515
	$	134,701

For the year ended December 31, 2006 depreciation expense was approximately $1,500.

4. Intangible asset

The $75,000 intangible asset represents monies paid in acquiring the broker dealer license of another broker dealer which was ceasing operations. Amortization, which began in September 2006 once the Company commenced broker dealer operations, is recorded on a straight line basis over a ten year period and amounted to approximately $1,900 for the year ended December 31, 2006. Amortization expense is estimated to be $15,000 per year for the next four years and $13,000 for 2011.

5. Deferred income taxes

As of December 31, 2006, the Company is considered to be a development stage company for financial reporting purposes, however, for income tax reporting purposes this is not the case. As such, all amounts expensed in 2006 prior to September 15, 2006 will be capitalized for income tax purposes as they were in 2004 and 2005, however, for expenses incurred after that date they will result in a current year tax deduction. The Company has a combined deferred federal, state and city deferred income tax asset of approximately $859,000 at December 31, 2006 related to these expenses and to net operating loss carry forwards. A valuation allowance has been established offsetting the $859,000 as the ultimate realization of these benefits is uncertain. The Company had net operating loss carry forwards of approximately $964,000 as of December 31, 2006 which begin to expire in 2026.

The valuation allowance increased approximately $481,000 for the year ended December 31, 2006.

6. Net capital requirement

The Company, as a member of the NASD, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company's net capital was approximately $683,000, which was approximately $583,000 in excess of its minimum requirement of $100,000.

7. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii), whereby all American Depository Receipts ("ADR's") and Global Depository Receipts ("GDR's) will be cleared on a fully disclosed basis through its clearing firm and (k)(2)(i) whereby all foreign securities transactions will be self cleared on a receipt-versus-payment ("RVP") / delivery-versus-payment ("DVP") basis.

8. Off-balance sheet risk

Pursuant to a clearance agreement, the Company introduces all of its foreign ADRs and GDRs securities transactions to its clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement the Company indemnifies the clearing broker for losses if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. In addition, the receivable from the clearing broker is pursuant to this clearance agreement and includes a clearing deposit of $109,305.

The Company's business involves brokering customer securities transactions in Asian markets. Such transactions are conducted on a RVP/DVP basis and are settled through the Company's affiliates. To the extent the Company's customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the contra-party's obligations.

9. Concentration of credit risk

Credit Risk

From time to time, the Company maintains its cash balances at financial institutions that exceed the Federal Deposit Insurance Corporation coverage of $100,000. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Customer Concentration

For the year ended December 31, 2006, all of the Company's revenues were generated from two customers.

10. Defined contribution plan

Employees of the Company are eligible to participate in a defined contribution 401(K) plan (the "Plan") upon meeting certain eligibility requirements. The Company contributes to the Plan the lesser of 10% of compensation or $15,000 per employee. For the year ended December 31, 2006, the Company contributed approximately $27,000 on behalf of employees.

11. Related party transactions

The Company maintains a money market account with the Bank of China, a related party. As of December 31, 2006, the balance in this account was $6,992 and is included in other assets on the statement of financial condition.

In addition, the Company utilizes the clearing brokerage services of BOCI Securities Limited, a related party, which amounted to approximately $5,000 for the year ended December 31, 2006 and are included in other expenses in the statement of operations.

13. Operating leases

In December 2006, the Company moved to a new office space and entered into a lease agreement that expires in December 2011. Rent expense for the year ended December 31, 2006 was approximately $44,000. Future minimum lease payments at December 31, 2006 are approximately as follows:

Year ending December 31,		
2007	$	109,000
2008		124,000
2009		124,000
2010		124,000
2011		124,000
	$	605,000

14. Commitments and contingencies

In accordance with the Company's operating lease agreement for office space, the Company is required to maintain a $116,547 letter of credit, (the "Letter of Credit"), which is secured by a restricted collateral account maintained with JPMorgan Chase Bank, N.A. This restricted collateral account, totaled $117,159 as of December 31, 2006, although only $116,547 is restricted and is under the sole dominion and control of JPMorgan Chase Bank, N.A. The Company is obligated under a "Cash Collateral Agreement" to maintain at all times an amount in the restricted collateral account equal to at least one hundred percent of the maximum amount then available to be drawn under the Letter of Credit, so long as the Letter of Credit remains outstanding as the security deposit.

In December 2006, the Company entered into a service agreement with Bloomberg L.P. The Company agrees to pay a monthly service charge of $2,850 over the term of two years. This service term shall be automatically renewed for successive two-year periods unless the Company elects not to renew by giving no less than 60 days prior written notice. The rates for this successive service period would be at the prevailing rates then offered.

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder of
BOC International (USA) Inc. (A Development Stage Company)

In planning and performing our audit of the financial statements and supplemental schedules of BOC International (USA) Inc.(A Development Stage Company) (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be *material weaknesses*. However, we did identify a deficiency in internal control that we determined to be a *material weakness* as defined above. This condition was considered in determining the nature, timing and extent of the procedures performed in our audit and the financial statements of the Company as of and for the year ended December 31, 2006, and this report does not affect our report thereon dated February 27, 2007.

The Company had a material weakness in the operation of controls over estimating accrued bonuses, accounting for bonus payments, calculating deferred income taxes and providing related income tax footnote disclosures which resulted in adjustments to recorded amounts and financial statement disclosures which were approved by management. An effective system of internal control would have identified the need for these adjustments and disclosures.

Managements Response:

The Company is unable to estimate accrued discretionary bonuses which are recorded at the direction of their parent company, although the Company and its parent are aware that this is a contravention of accounting principles generally accepted in the United States of America . Unless the parent company allows the accrual of discretionary bonuses by the Company it is unlikely that the Company will be able to address this inadequacy. As to the other ***material inadequacies*** (emphasis added) disclosed by the auditor, the Company wishes to note that these inadequacies are , in the Company's opinion , not material in their dollar amount when taken into consideration to the Company's financial statements as a whole and would not have been considered to be a material inadequacy under AICPA pronouncements prior to this year. Additionally, the Company will take actions to ensure that these other (i.e. other than the Company's inability to estimate discretionary bonuses) non material inadequacies (in the Company's opinion) are addressed and will not be an issue in the future.

The Company's written response to the material weaknesses identified in our audit has not be subjected to the auditing procedures applied in the audit of the financial statements and, accordingly, we express no opinion on it.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 27, 2007

END